                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________


                                   FORM 6-K
                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          ___________________________

                      For the quarter ended July 31, 2000

                           Barbeques Galore Limited
                                ACN 008 577 759


          327 Chisholm Road, Auburn, New South Wales, 2144, Australia

      Registrant's telephone number, including area code   61-2-9704-4177
                                                           --------------


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                Form 20-F     X       Form 40-F ______
                           -------

                          __________________________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                    Yes _______________  No       X
                                               ----------------


________________________________________________________________________________

________________________________________________________________________________

                                   FORM 6-K

                      For the Quarter Ended July 31, 2000

                                     INDEX

PART 1.   FINANCIAL INFORMATION                                                                             Page No.
                                                                                                            --------
  ITEM 1.  Condensed Consolidated Balance Sheets as of July 31, 2000 and January 31, 2000
                                                                                                                   3
           Condensed Consolidated Statements of Operations for the Three and Six Months Ended


           July 31, 2000 and 1999                                                                                  4

           Condensed Consolidated Statements of Cash Flows for the Six Months Ended July 31,
           2000 and 1999                                                                                           5

           Notes to Condensed Consolidated Financial Statements                                                    6

           ITEM 2.  Management's Discussion and Analysis of Financial Condition and Results of
           Operations                                                                                              8

  ITEM 3.  Quantitative and Qualitative Disclosures about Market Risk                                             19

 PART II. OTHER INFORMATION

  ITEM 1.  Legal Proceedings                                                                                      20

  ITEM 2.  Changes in Securities and Use of Proceeds                                                              20

  ITEM 3.  Default Upon Senior Securities                                                                         20

  ITEM 4.  Submission of Matters to a Vote of Security Holders                                                    20

  ITEM 5.  Other Information                                                                                      20

  ITEM 6.  Exhibits and Current Reports on Form 6-K                                                               20

  Signatures                                                                                                      21

                        PART I    FINANCIAL INFORMATION

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

ITEM 1.  Financial Statements.

                                                                                          January 31,         July 31,
In A$ thousands, except share data                                                            2000              2000
                                                                                          --------           --------
                                                                                                           (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                                                            $       33         $      34
     Accounts receivable, net of allowance of $409 at
        July 31, 2000 and $463 at January 31, 2000                                            14,792            11,616
     Inventories (note 2)                                                                     54,022            69,580
     Deferred income taxes                                                                     2,368             2,502
     Prepaid expenses and other current assets                                                 1,039             3,969
                                                                                            --------          --------
      Total current assets                                                                    72,254            87,701
    Non-current assets:
     Receivables from affiliates                                                                 748             1,798
     Property, plant and equipment, net of accumulated depreciation of
       $26,228 at July 31, 2000 and $24,701 at January 31, 2000                               34,970            39,131
     Goodwill, net of accumulated amortization of $517 at July 31, 2000
        and $473 at January 31, 2000                                                           1,327             1,283
     Deferred income taxes                                                                     1,646             1,675
     Other non-current assets                                                                  1,934             1,535
                                                                                            --------          --------
      Total assets                                                                        $  112,879         $ 133,123
                                                                                            ========          ========
    Liabilities and shareholders' equity
    Current liabilities:
     Bank overdraft                                                                       $        -         $     225
     Accounts payable and accrued liabilities                                                 26,014            23,703
     Payables to related parties                                                                 700               573
     Payables to affiliates                                                                       47                 -
     Current maturities of long-term debt                                                         22                24
     Current portion of obligations under capital leases                                       2,405             2,738
     Income taxes payable                                                                      1,856                 -
                                                                                            --------          --------
      Total current liabilities                                                               31,044            27,263
    Non-current liabilities:
     Long-term debt                                                                           20,692            38,324
     Obligations under capital leases, excluding current portion                               5,237             6,955
     Other long-term liabilities                                                                 983             1,444
                                                                                            --------          --------
      Total liabilities                                                                       57,956            73,986
                                                                                            --------          --------
    Shareholders' equity:
     Ordinary shares, no par value - authorized 27,437,853 shares;
        4,541,652 issued shares                                                               40,733            40,733
     Accumulated other comprehensive income                                                    1,105             3,959
     Retained earnings                                                                        13,085            14,445
                                                                                            --------          --------
       Total shareholders' equity                                                             54,923            59,137
                                                                                            --------          --------
       Total liabilities and shareholders' equity                                         $  112,879         $ 133,123
                                                                                            ========          ========


   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Three             Three              Six               Six
                                                            Months            Months            Months            Months
                                                             Ended            Ended              Ended             Ended
                                                           July 31,          July 31,          July 31,          July 31,
                                                             1999              2000              1999              2000
                                                           -------           -------          ---------          --------
                                                                                 (Unaudited)
In A$ thousands, except share and per share data

Net sales                                                    $62,847          $78,430          $109,362          $135,070
Cost of goods sold, warehouse, distribution and
  occupancy costs                                             42,033           51,914            74,837            91,108
                                                              ------          -------          --------          --------
Gross margin                                                  20,814           26,516            34,525            43,962
Selling, general and administrative expenses                  17,904           21,541            32,803            40,148
Store pre-opening costs                                          100               58               596               461
                                                             -------          -------          --------          --------
Operating income                                               2,810            4,917             1,126             3,353
Equity in income (loss) of affiliates, net of tax                127              (36)              165               (18)
Interest expense                                                 568              707             1,087             1,237
                                                             -------          -------          --------          --------
Income before income tax                                       2,369            4,174               204             2,098
Income tax expense                                             1,033            1,485               199               738
                                                             -------          -------          --------          --------
Net income                                                     1,336            2,689                 5             1,360
Other comprehensive income (loss)                                384              762              (872)            2,854
                                                             -------          -------          --------          --------
Net income after other comprehensive income (loss)           $ 1,720          $ 3,451          $    867          $  4,214
                                                             =======          =======          ========          ========
Basic earnings per share                                       $0.29            $0.59             $0.00             $0.30
                                                             =======          =======          ========          ========
Diluted earnings per share                                     $0.29            $0.57             $0.00             $0.29
                                                             =======          =======          ========          ========
Weighted average shares outstanding (in thousands)             4,542            4,542             4,542             4,542
                                                             =======          =======          ========          ========



   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            Six Months                Six Months
                                                                               Ended                    Ended
                                                                             July 31,                  July 31,
                                                                               1999                      2000
                                                                               ----                      ----
                                                                                         (Unaudited)
In A$ thousands

Cash flows from operating activities:
 Net income                                                                 $     5                  $  1,360
 Non-cash charges, net                                                          359                      (912)
 Changes in operating assets and liabilities:
 Receivables and prepaid expenses                                               664                     2,528
 Inventories                                                                 (9,237)                  (15,627)
 Other assets                                                                     7                      (116)
 Accounts payable and accrued liabilities                                     3,600                       593
                                                                            -------                  --------
   Net cash (used in) operating activities                                   (4,602)                  (12,174)
                                                                            -------                  --------
Cash flows from investing activities:
 Proceeds from sale of property, plant and equipment                             94                       (94)
 Capital expenditures                                                        (3,527)                   (3,292)
 Loan repayments received (paid)                                                220                    (1,050)
                                                                            -------                  --------
   Net cash (used in) investing activities                                   (3,213)                   (4,436)
                                                                            -------                  --------
Cash flows from financing activities:
 Repayment of long-term debt                                                   (738)                   (2,372)
 Proceeds from long-term debt                                                 5,261                    20,006
 Bank overdraft proceeds                                                      3,677                       225
 Principal payments under capital leases                                     (1,166)                   (1,248)
                                                                            -------                  --------
   Net cash provided by financing activities                                  7,034                    16,611
                                                                            -------                  --------
   Net (decrease) increase in cash and cash equivalents                        (781)                        1
   Cash and cash equivalents at beginning of period                             811                        33
                                                                            -------                  --------
   Cash and cash equivalents at end of period                               $    30                  $     34
                                                                            =======                  ========

Supplemental disclosure of cash flow information:
 Income taxes paid                                                          $ 3,515                  $  3,267
                                                                            =======                  ========
 Interest paid                                                              $ 1,435                  $  1,450
                                                                            =======                  ========

   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States for interim financial information and Rule 10-01 of Regulation S-X.

As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the fiscal year ended January 31, 2000, filed by Barbeques Galore Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 1, 2000. The unaudited condensed consolidated financial statements as of July 31, 2000 and for the three and six months ended July 31, 2000 and 1999 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2    Inventories

The major classes of inventories are as follows:

                                                       January 31,     July 31,
                                                          2000           2000
                                                          ----           ----
                                                                     (Unaudited)
          In A$ thousands

          Finished goods                               $50,018        $65,672
          Work in progress                               1,425          1,510
          Raw materials                                  2,997          2,885
                                                       -------        -------

                                                        54,440         70,067
          Less: Reserve for obsolescence                  (418)          (487)
                                                       -------        -------
                                                       $54,022        $69,580
                                                       =======        =======

3    Earnings per share

Basic earnings per share are computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net income available to ordinary shareholders by the weighted average of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

4    Recent Accounting Developments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") was issued by the Financial Accounting Standards Board in June 1998 and, as amended, is effective for the Company's fiscal year commencing February 1, 2001. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

The Company has not determined the impact that Statement 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

5    Segments and Related Information

The Company is engaged in the retail industry and operated through stores located in two geographic segments, Australia and the United States.

The Company measures the performance of its operating segments based on gross margin and operating income, which is defined as income before equity income of affiliates, net of tax, interest expense and income taxes. In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

Summarized financial information concerning the Company's reportable segments is as follows:


                                             Australia   United States   Total
                                             ---------   -------------   -----
                                                       (in A$ thousands)
3 months to July 31, 2000
Revenues from external customers             $23,946        $54,484     $ 78,430
                                             -------        -------     --------
Gross margin                                 $ 7,716        $18,800     $ 26,516
                                             -------        -------     --------
Operating (loss) income                      $  (187)       $ 5,104     $  4,917
                                             -------        -------     --------
Total assets                                 $74,781        $58,342     $133,123
                                             -------        -------     --------

3 months to July 31, 1999
Revenues from external customers             $20,448        $42,399     $ 62,847
                                             -------        -------     --------
Gross margin                                 $ 5,984        $14,830     $ 20,814
                                             -------        -------     --------
Operating (loss) income                      $(1,432)       $ 4,242     $  2,810
                                             -------        -------     --------
Total assets                                 $67,513        $44,142     $111,655
                                             -------        -------     --------

                                             Australia   United States   Total
                                             ---------   -------------   -----
                                                        (in A$ thousands)
6 months to July 31, 2000
Revenues from external customers             $48,090        $86,980     $135,070
                                             -------        -------     --------
Gross margin                                 $14,974        $28,988     $ 43,962
                                             -------        -------     --------
Operating (loss) income                      $(1,209)       $ 4,562     $  3,353
                                             -------        -------     --------
Total assets                                 $74,781        $58,342     $133,123
                                             -------        -------     --------

6 months to July 31, 1999
Revenues from external customers             $42,384        $66,978     $109,362
                                             -------        -------     --------
Gross margin                                 $12,523        $22,002     $ 34,525
                                             -------        -------     --------
Operating (loss) income                      $(2,117)       $ 3,243     $  1,126
                                             -------        -------     --------
Total assets                                 $67,513        $44,142     $111,655
                                             -------        -------     --------

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" at the end of this section and elsewhere in the Company's Annual Report on Form 20-F (File No. 333-37259) for the fiscal year ended January 31, 2000, filed with the Commission on May 1, 2000. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission. Unless the context requires otherwise, references to "Barbeques Galore," "we," "our," "us" and similar terms refer to Barbeques Galore Limited and its consolidated subsidiaries.

Overview

We believe that we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. We base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and opened our first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of July 31, 2000, we owned and operated 35 stores in all six states in Australia and 59 stores (including three U.S. Navy concession stores) in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the six months ended July 31, 2000, these categories represented 24.8%, 64.4%, 4.5% and 6.3% respectively, of our net sales for such period, representing a 12.7%, 29.9%, 4.8% and 24.1% increase over their respective net sales levels for the six months ended July 31, 1999.

We believe the majority of our future growth will result from the continuing expansion of our U.S. retail business, primarily through the opening of new stores, and the refurbishment of our Australian store base. Through our vertically integrated operations, we manufacture a proprietary line of barbecues and home heaters for our retail stores and licensees as well as other barbecue and home heater products for our wholesale customers.

Results of Operations

The following table sets forth our unaudited consolidated operating results as a percentage of net sales for the three and six months ended July 31, 2000 and 1999. Given the degree of seasonality to which our business is subject, our quarterly results and comparisons of such quarterly results to prior years' quarters are not necessarily indicative of future results.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                           Three       Three        Six        Six
                                                           Months      Months      Months     Months
                                                           Ended       Ended       Ended      Ended
                                                          July 31,    July 31,    July 31,   July 31,
                                                            1999        2000        1999       2000
                                                            -----       -----       -----      -----
                                                                           (Unaudited)
Net sales                                                 100.0%      100.0%      100.0%     100.0%
Cost of goods sold, warehouse, distribution and
occupancy costs                                            66.9        66.2        68.4       67.5
                                                          -----       -----       -----      -----

Gross margin                                               33.1        33.8        31.6       32.5
Selling, general and administrative expenses               28.5        27.5        30.0       29.7
Store pre-opening costs                                     0.1         0.0         0.6        0.3
                                                          -----       -----       -----      -----
Operating income                                            4.5         6.3         1.0        2.5
Equity in income (loss) of affiliates, net of tax           0.2        (0.1)        0.2       (0.0)
Interest expense                                            0.9         0.9         1.0        0.9
                                                          -----       -----       -----      -----
Income before income tax                                    3.8         5.3         0.2        1.6
Income tax expense                                          1.7         1.9         0.2        0.5
                                                          -----       -----       -----      -----
Net income                                                  2.1%        3.4%        0.0%       1.1%
                                                          =====       =====       =====      =====

There has been no material impact of inflation and changing prices on our net sales and operating income for the three and six months ended July 31, 1998 through 2000, respectively.

Three months ended July 31, 2000 (Unaudited) Compared to Three months ended July 31, 1999 (Unaudited)

Net sales increased by approximately A$15.6 million, or 24.8%, to A$78.4 million for the three months ended July 31, 2000 from A$62.8 million for the three months ended July 31, 1999. Two new stores were opened in the United States during the three months ended July 31, 2000. In Australia two stores were refurbished and one store relocated during this period. Comparable group store sales increased 15.8% for the three months ended July 31, 2000 as compared to the three months ended July 31, 1999 and contributed A$8.0 million to the increase in net sales. Comparable store sales increased 4.0% in the United States and 13.2% in Australia. Increased sales of A$5.9 million also resulted from stores not forming part of the comparative store sales, including six new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$0.9 million increase in Australian wholesale and a A$0.8 million increase in sales to Australian licensees.

Gross margin increased approximately A$5.7 million, or 27.4% to A$26.5 million for the three months ended July 31, 2000 from A$20.8 million for the three months ended July 31, 1999. Gross margin percentage increased to 33.8% during the three months ended July 31, 2000 from 33.1% during the comparable period in 1999. The increase in gross margin percentage was mainly attributable to the improved product mix, buying efficiencies and a favourable exchange rate for the U.S.A. operation.

Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$3.6 million, or 20.1%, to A$21.5 million for the three months ended July 31, 2000 from A$17.9 million for the three months ended July 31, 1999. As a percentage of net sales, selling, general and administrative expenses decreased to 27.5% during the three months ended July 31, 2000 from 28.5% during the comparable period in 1999. This percentage decrease was primarily due to higher leverage off a larger overall sales base which was partially offset by increased advertising expenditure in the U.S.A. and increased U.S.A. staffing in the executive, Research and Development, purchasing and accounting departments.

Store pre-opening expenses decreased by A$42,000 to A$58,000 for the three months ended July 31, 2000 from A$100,000 for the three months ended July 31, 1999, due to the number and timing of United States' store openings.

Operating income increased by A$2.1 million to A$4.9 million for the three months ended July 31, 2000 from A$2.8 million for the three months ended July 31, 1999.

Income from affiliates decreased by A$163,000 to A$(36,000) for the three months ended July 31, 2000 from A$127,000 for the three months ended July 31, 1999 due to timing differences.

Interest expense increased by A$0.1 million to A$0.7 million for the three months ended July 31, 2000 from A$0.6 million for the three months ended July 31, 1999.

Our effective tax rate was 35.6% in the three months ended July 31, 2000 as a result of using a linear rate for the fiscal year ending January 2001 and the decrease in the Australian tax rate for this year from 36% to 34%. During the comparable period, our effective tax rate was 43.6% as a result of the taxing of U.S.A. profits at a tax rate of 41.0%, offset by a tax benefit calculated at 36.0% on Australian losses.

Six months ended July 31, 2000 (Unaudited) Compared to Six months ended July 31, 1999 (Unaudited)

Net sales increased by approximately A$25.7 million, or 23.5%, to A$135.1 million for the six months ended July 31, 2000 from A$109.4 million for the six months ended July 31, 1999. Five new stores were opened in the United States during the six months ended July 31, 2000. In Australia two stores were refurbished and one store relocated during this period. Comparable group store sales increased 14.0% for the six months ended July 31, 2000 as compared to the six months ended July 31, 1999 and contributed A$12.1 million to the increase in net sales. Comparable store sales increased 7.1% in the United States and 9.4% in Australia. Increased sales of A$11.7 million also resulted from stores not forming part of the comparative store sales, including six new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$1.7 million increase in Australian wholesale and a A$0.3 million increase in sales to Australian licensees.

Gross margin increased approximately A$9.5 million, or 27.5% to A$44.0 million for the six months ended July 31, 2000 from A$34.5 million for the six months ended July 31, 1999. Gross margin percentage increased to 32.5% during the six months ended July 31, 2000 from 31.6% during the comparable period in 1999. The increase in gross margin percentage was mainly attributable to the improved product mix, buying efficiencies and a favourable exchange rate during the second quarter for the U.S.A. operation.

Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$7.3 million, or 22.3%, to A$40.1 million for the six months ended July 31, 2000 from A$32.8 million for the six months ended July 31, 1999. As a percentage of net sales, selling, general and administrative expenses decreased to 29.7% during the six months ended July 31, 2000 from 30.0% during the comparable period in 1999. This percentage decrease was primarily due to higher leverage off a larger overall sales base which was partially offset by increased advertising expenditure in the U.S.A. and Australian retail and increased U.S.A. staffing in the executive, Research and Development, purchasing and accounting departments.

Store pre-opening expenses decreased by A$135,000 to A$461,000 for the six months ended July 31, 2000 from A$596,000 for the six months ended July 31, 1999, due to the number and timing of United States' store openings.

Operating income increased by A$2.3 million to A$3.4 million for the six months ended July 31, 2000 from A$1.1 million for the six months ended July 31, 1999.

Income from affiliates decreased by A$183,000 to A$(18,000) for the six months ended July 31, 2000 from A$165,000 for the six months ended July 31, 1999 due to timing differences.

Interest expense increased by A$0.1 to A$1.2 million for the six months ended July 31, 2000 from A$1.1 million for the six months ended July 31, 1999.

Our effective tax rate was 35.2% in the six months ended July 31, 2000 as a result of using a linear rate for the fiscal year ending January 2001 and the decrease in the Australian tax rate for this year from 36% to 34%. During the comparable period, our effective tax rate was 97.5% as a result of the taxing of U.S.A. profits at an average tax rate of 41.0%, offset by a tax benefit calculated at 36.0% on Australian losses.

Liquidity and Capital Resources

We have historically financed our operations through cash flow from operations and bank borrowings. In November 1997, we completed our initial public offering ("IPO"), raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). We used a portion of these funds to fund (i) the repayment of approximately A$12 million (approximately US$8.4 million) of indebtedness incurred under the credit facility between the Company and the Australian and New Zealand Banking Group Limited ("ANZ"), and (ii) the repayment of approximately US$1.8 million, being all indebtedness outstanding as of the completion of the IPO in November 1997 under a term loan and revolving line of credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"). We used the remaining approximately US$3.6 million (approximately A$5.1 million) to fund a portion of the Company's operations and investing activities and to continue the expansion of the Company's operations in the United States.

We have used cash flows from operations in the six months ended July 31, 2000 and 1999 of A$12.2 million and A$4.6 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's build-up of inventories and the increased number of stores in the United States.

Net cash flows used in investing activities in the six months ended July 31, 2000 and 1999 were A$4.4 million and A$3.2 million respectively. The cash flows used in investing activities for the current six months have resulted primarily from capital expenditures related to new store openings in the United States; in Australia, the capital expenditures relate to the refurbishment and relocation of three stores, replacement of existing hardware and software and the acquisition of manufacturing equipment. In the corresponding six months for the previous year, cash flows used in investing activities resulted primarily from capital expenditures related to new store openings in the United States and the relocation of two stores and the opening of one new store in Australia. We anticipate that we will continue to incur significant capital commitments in connection with further expansion. We cannot predict with precision the actual costs that we will incur in connection with the opening and refurbishment of future stores because such costs will vary based upon, among other things, geographic location, the size of the stores and the extent of remodeling required at the selected sites. The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities (defined below).

At July 31, 2000 we had working capital of A$60.4 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

In June 1998, we entered into a credit facility with ANZ (the "ANZ Facility"), revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, we have access to facilities up to A$49.6 million comprising a multi-option facility in principal amount of A$35.1 million, real property loans in principal amount of A$8.5 million and a further seasonal trade finance facility of A$6.0 million. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined in the paragraph below) in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA"). The property loans accrue interest at rates varying from 6.9% to 7.5% per annum and are secured by registered first mortgages over our respective freehold properties.

In February 1995, Barbeques Galore Inc., our U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch which has been amended from time to time (the "Merrill Lynch Facility"). As of July 31, 2000, the Merrill Lynch Facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore U.S.A. present and future assets and is guaranteed by Barbeques Galore and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

Risk Factors

The following are certain factors that should be considered in evaluating our business, financial conditions and results of operations. However, these factors should not be considered to be exclusive, and you are urged to consider the statements made elsewhere herein and in our other publicly filed documents.

Implementation of Growth Strategy

Our growth is dependent, in large part, upon our ability to successfully execute our Company-owned store expansion program in the United States and our store refurbishment plan in Australia. Pursuant to our U.S. store expansion program, we opened 12 new stores (including four franchise stores) in fiscal 2000. We intend to open approximately 12 new stores in fiscal 2001. As of August 31, 2000, five Company-owned stores had been opened pursuant to this store expansion program. We also currently intend to open approximately 15 new stores in fiscal 2002. We incurred capital expenditures relating to this program in the United States of approximately US$1.6 million in fiscal 2000 and we expect to incur approximately US$3.2 million in fiscal 2001 (US$1.0 million of which had been incurred as of July 31, 2000) and US$4.0 million in fiscal 2002. Pursuant to our Australian store refurbishment program, we refurbished one store, relocated three stores and opened two new stores in fiscal 2000. As of July 31, 2000, we have also completed the refurbishment of two stores and the relocation of one store as per the fiscal 2001 plan and pursuant to this store refurbishment program. We incurred capital expenditures relating to this program in Australia of approximately A$1.8 million in fiscal 2000 and approximately A$0.9 million to date in fiscal 2001. The proposed expansion is substantially more rapid than our historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, our identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, we must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. We cannot assure you that we will be able to locate suitable store sites or enter into suitable lease agreements. In addition, we cannot assure you that, as we open new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. Our failure to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which we currently have limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

The success of our growth strategy may also depend upon factors beyond its immediate control. We have retained outside real estate consultants to assist in site selection and lease negotiations, and we may depend, to an increasing extent, on the services of such consultants and other real estate experts as we accelerate the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect our new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit our ability to expand into target markets or sites.

As part of our growth strategy, we intend to open stores in new markets where we will not initially benefit from knowledge of local market conditions, pre-existing retail brand-name recognition or marketing, advertising, distribution and regional management efficiencies made possible by our store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those we have encountered in the past in our existing markets. As a result of our expansion program and our entry into new markets, primarily in the United States, and our refurbishment program in Australia, we have experienced, and we expect to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. We cannot assure you that we will anticipate all of the challenges and changing demands that our expansion will impose on our management or operations and our failure to adapt to these challenges and demands, would adversely affect our implementation of our growth strategy.

If we determined to, or were required to, close a Barbeques Galore store, we would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if we were able to sublet a closed store, we may incur significant costs in writing off leasehold improvements.

In addition, our proposed expansion plans will result in increased demand on our managerial, operational and administrative resources. As a result of the foregoing, we cannot assure you that we will be able to successfully implement our growth strategies, continue to open new stores or maintain or increase its current growth levels.

Our failure to achieve our expansion plan could have a material adverse effect on our future business, operating results and financial condition. See " - Management of Operational Changes" and " - Reliance on Systems."

Effect of Economic Conditions and Consumer Trends

The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse effects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers' purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing operations or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

Management of Operational Changes

We have identified a number of areas for improvement in our operations which will have a significant impact on the implementation of our growth strategy. We have, in recent years, replaced or upgraded our management information systems and currently we plan to introduce automated replenishment of store inventory in Australia in the near term. We completed the relocation of our enameling operation in fiscal 1999, to the same facilities as our barbecue and home heater manufacturing operations adjacent to our Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In addition, we rearranged our assembly, warehouse and Australian distribution operations to further improve our production flow, inventory control and distribution management. As a result of our relocating our enameling operations and related changes, we incurred approximately A$454,000 in costs, required additional capital expenditures of approximately A$2.8 million and we obtained a number of building, environmental and other governmental permits. In addition, as we expand into new regions or accelerate the rate of our U.S. store expansion, we may need additional warehouse capacity. In order to meet these needs, we leased a 27,000 square foot distribution center in Charlotte, North Carolina in February 2000 for a period of five years, with a renewal option for a further five years. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect our systems upgrades, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our ability to implement our growth strategy and, therefore, our business, financial condition and operating results.

Competition

The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores. Many of our competitors have greater financial, marketing, distribution and other resources than we do, and particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future.

Seasonality; Weather; Fluctuations in Results

Our business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. These seasonal trends result in us experiencing a loss in our first fiscal quarter. We believe this is the general pattern associated with our segment of the retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, we operate in both the Southern and Northern hemispheres, which have opposite seasons, and we offer fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of our major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter, and we expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross margins during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

Reliance on Systems

In the United States, we have installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform, which allows us to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. At the store level, we have installed Point of Sale ("POS") computer terminals as our cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

In Australia, we have installed a SUN Systems Ultra 60 running a UNIX environment and a Microsoft NT Server for all our desktop applications with the Microsoft suite of software.

Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based POS registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our existing management information systems in operating and monitoring all major aspects of our business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

As the head office system was not able to handle dates beyond January 1, 2000 we decided to replace our existing hardware and software rather than rework the existing software to be Year 2000 compatible. We appointed Berger Software, an Australian software house specializing in distribution and warehousing management software, to supply the main business application software. The new system handles financial accounting functions and we have integrated an Executive Information system to provide additional interrogation capabilities. The replacement core IT system was commissioned on August 1, 1999.

The new POS system which was successfully installed in all company-owned stores during May and June, 2000 runs a Windows NT network with IBM Pentium PCs acting as POS registers. The store checkout registers are networked to an In-Store Processor ("ISP") which is located in the back office of each store. This makes consolidated data of each store's activity readily available on the ISP which is polled daily to transfer the captured store data back to head office for integration into the head office system. SVI Systems, a U.S. based software company specializing in retail solution software supplied the POS application software.

Dependence on Key Employees

Our success is largely dependent on the efforts and abilities of our executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., our U.S. operating subsidiary, and Director of Barbeques Galore. These individuals have an average of 17 years of experience with us and have chief responsibility for the development of our current business and growth strategies. During the twelve months ended January 31, 2000, we announced the promotion of two senior executives, Benjamin A. Ramsey, Jr and Peter Spring. Benjamin A. Ramsey, Jr. was promoted to the newly created position of Executive Vice President of Barbeques Galore, Inc and assumed responsibility for store operations, human resources, training and development, new store development and barbecue sales to real estate developers and contractors. Peter Spring was promoted to the newly created position of Chief Operating Officer - Australia and assumed responsibility for the day-to-day operations. We do not have employment contracts with any of our executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition. Our success is also dependent upon our ability to continue to attract and retain qualified employees to meet our needs for our new store expansion program in the United States and our store refurbishment plans in Australia.


Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers

Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of our business in Australia and obtains a significant portion of our merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology, export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect our business, operating results and financial condition.

We purchase certain of our finished inventory and manufacturing parts and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the six months ended July 31, 2000, we purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, we obtained approximately 25% of our merchandise purchases from our ten largest vendors. Although no vendor accounted for more than 5% of our merchandise purchases in such period, we consider certain barbecue brands to be significant to our business, especially in the United States. During the twelve months ended January 31, 2000 and the six months ended July 31, 2000, we purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during the twelve months ended January 31, 2000, other than Sheet Metal Supplies Pty Ltd ("SMS"), a steel distributor and Bromic Pty Ltd ("Bromic"), an Australian gas components importer, which accounted for approximately 18% and 11% of these purchases, respectively. We obtained approximately 64% of our factory parts and raw material purchases in such twelve-month period from our ten largest suppliers. During the six months ended July 31, 2000, SMS, Bromic and Sandvik Australia Pty Ltd ("Sandvik"), a stainless steel distributor, supplied us with approximately 13%, 9% and 6% respectively of our factory parts and raw material purchases and we obtained approximately 66% of our factory parts and raw material purchases from our ten largest suppliers. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume and trade discounts. A reduction or discontinuance of these incentives could have an adverse effect on our business. Although we believe that our relationships with our vendors and suppliers are good, any vendor or supplier could discontinue selling to us at any time.


Product Liability and Governmental and Other Regulation

Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and the personal use of our products are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on our business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third-parties are injured or any of their property is damaged while using one of our products. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond our control, our business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, we could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although we maintain liability insurance in both Australia and the United States, we cannot assure you that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of our product liability coverage is A$100 million for any one claim and in the aggregate. In the United States, our U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$25 million. There is no assurance that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products.

In addition, our barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. We believe that we are in substantial compliance with such regulations. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. We do not store containers of gas for barbecue grills in our stores. We store matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and we do not store these items near open flames. Over our operating history, we have made our landlords aware that we sell these products. To date, no landlord has terminated or threatened termination of any lease due to these sales.

The regulations and restrictions mentioned above could have a material adverse effect on our business, operating results or financial condition.

Uncertainties Regarding Manufacturing and Distribution of Merchandise

We manufacture a substantial portion of the barbecues and home heaters sold in our stores and we distribute merchandise to Barbeques Galore stores primarily from our distribution centers located at our headquarters in Australia and Irvine, California and in Charlotte, North Carolina. Throughout the manufacturing process, we utilize heavy machinery and equipment to produce and assemble barbecues and home heaters from parts and raw materials supplied from numerous third-party suppliers. In distributing merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia to the United States, as well as third-party surface freight carriers to transport all our merchandise from our distribution centers and warehouses to stores. Accordingly, we are subject to numerous risks associated with the manufacturing and distribution of our merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regulation, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, we believe that, while our distribution facilities are sufficient to meet Barbeques Galore's current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

Risks Related to Franchised and Licensed Stores

As of July 31, 2000, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from us. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. We monitor our licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and we require the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although we believe that our licensees and franchisees are presently in substantial compliance with our guidelines and that our license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services, and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or we otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

Currency Fluctuations

We prepare our consolidated financial statements in Australian dollars, but a substantial portion of our revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally hedge a major portion of our imports against exchange rate fluctuations with respect to the Australian dollar. However, in our U.S. operations, we have not, and we currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could affect the market price for the American Depositary Shares ("ADSs"). Although we do not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs.

Restrictions on Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and we only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia. However, there would be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If all of the ADSs are owned by foreign persons or their associates, then the level of foreign ownership of our equity securities would be approximately 65.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our Executive Share Option Plan at such time as we become subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of our outstanding Ordinary Shares shall become immediately exercisable for a period of up to 120 days, measured from the date the board of directors notifies the optionee of the takeover bid. Similarly, we have provided that all stock options outstanding under our 1997 Share Option Plan at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which became exercisable on February 1, 1999 and 375,116 Ordinary Shares underlying stock options granted under our 1997 Share Option Plan, which, barring acceleration, will become exercisable as to 213,650 in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003 and as to 161,466 in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004 according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire us, including attempts that might result in a premium over market price to holders of ADSs.

Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

     . in effect divide the board of directors into three classes, which serve for staggered three-year terms;

     . provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

     . require extended notice (of up to 28 days) for special resolutions considered by the board of directors; and

     . authorize the board of directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter.

Although we currently have do not have any plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realised by non-residents of Australia is 36% for companies reducing to 34% for the 2001 income year (for most taxpayers, the year ending June 30, 2001) and 30% thereafter. For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain.

ITEM 3. Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

Our functional currency is the Australian dollar although we transact a portion of our business in foreign currencies and accordingly we have foreign currency exposure through our sales in the United States and purchases from overseas suppliers in U.S. dollars.

Our Australian operations generally hedge a major portion of our imports against exchange rate fluctuations with respect to the Australian dollar. However, in our U.S. operations, we have not, and we currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable is set out below. The counterparties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counterparty, is not significant.

                                              January 31,         July 31,          January 31,         July 31,
                                                2000                2000                2000              2000
                                         ----------------------------------------------------------------------------
                                              (Weighted average rate)                      (in A$ thousands)
Buy U.S. dollars
Not later than one year                           Nil              0.6316               $Nil            $1,394
                                                                                        ====             =====


The fair value of foreign currency contracts as of July 31, 2000 is A$141,000.

Interest Rate Risk

As we have long-term debt under the facilities with the ANZ and Merrill Lunch, we are exposed to changes in interest rates.

The ANZ facility comprises bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to approximately 170 days. As of January 31, 2000 and July 31, 2000 the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:


                                               January 31,        July 31,          January 31,          July 31,
                                                  2000              2000               2000                2000
                                         -----------------------------------------------------------------------------
                                                 (in A$ thousands)                  (interest rate per annum)

Bank bills                                        $12,242        $29,874          6.2%                        7.3%
Property loans                                      8,450          8,450          6.8% to 7.4%        6.9% to 7.5%

As of July 31, 2000 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly.

Our total long-term debt matures as follows:

     12 months ending July 31,                             (in A$ thousands)
     -------------------------                             -----------------
     2001                                                     $    24
     2002                                                      38,324
                                                              -------
                                                              $38,348
                                                              =======

                           PART II OTHER INFORMATION

ITEM 1. Legal Proceedings

Not applicable.


ITEM 2. Changes in Securities and Use of Proceeds

In 1998, pursuant to an agreement with certain holders of convertible notes (all of which were converted into Ordinary Shares in connection with our IPO, we registered 1,044,845 Ordinary Shares, on Form F-1 (the "Resale F-1"), each having a par value of A$3.64 and each represented by one American Depositary Share (each, a "Resale ADS") for resale by our shareholders under the Securities Act of 1933, as amended. 997,926 of these Ordinary Shares were received upon the conversion of the convertible notes. We registered the remainder of these Ordinary Shares voluntarily and they are presently held by our long-term shareholders who may wish to divest all or portion of their holdings in us. On or about April 22, 1999, we removed from registration 979,731 Resale ADSs that remained unsold as of December 15, 1998, the date at which all shareholders listed on the Resale F-1 became entitled to sell their Resale ADSs pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.


ITEM 3. Default Upon Senior Securities

Not applicable.


ITEM 4. Submission of Matters to a Vote of Security Holders

The Company converted a duly noticed annual general meeting of shareholders on June 27, 2000 at which a quorum was present. Mr. Gordon Howlett retired by rotation in accordance with the provisions of Article 63 of the Company's Constitution and being eligible, offered himself for re-election and was duly elected with 4,366,720 votes in favor, 0 votes against, and 0 abstentions. Mr. Sydney Selati retired by rotation in accordance with the provisions of Article 63 of the Company's Constitution and being eligible, offered himself for re-election and was duly elected with 4,366,720 votes in favor, 0 votes against, and 0 abstentions. Mr. Sam Linz, Mr. Robert Gavshon, Mr. John Price and Mr. Edgar Berner continued in office as directors of the Company.


ITEM 5. Other Information

Not applicable.


ITEM 6.  Exhibits and Current Reports on Form 6-K

 (a)  Exhibits

      Exhibit
      Number
      ------

      13.1* Annual Report on Form 20-F (File No. 333-37259) for the fiscal year ended January 31, 2000.

      22.1** Materials distributed to shareholders with respect to the Company's Annual General Meeting to be held on June 27, 2000 at 10:00 a.m. (Sydney, Australia time), including (i) Notice of Annual General Meeting, (ii) form of proxy for holders of ADRs, which represent ADSs, which in turn, represent Ordinary Shares,
               (iii) form of proxy for holders of Ordinary Shares, and (iv) a letter dated May 10, 2000 from Mr. Sam Linz, Chairman of the Board, Mr. Robert Gavshon, Executive Deputy Chairman and Mr. Sydney Selati, President of the Company's U.S. operating subsidiary.

_________________
          * Previously filed with the Commission on May 1, 2000, and incorporated by reference herein.

          ** Previously filed with the Commission on June 14, 2000, and incorporated by reference herein.

 (b) There were no current reports on Form 6-K filed during the quarter ended July 31, 2000.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



                                        BARBEQUES GALORE LIMITED
                                        (Registrant)


                                         By:/s/ ROBERT B. GAVSHON
                                            ---------------------
                                            Robert B. Gavshon
                                            Executive Deputy Chairman

Date:
September 14, 2000